UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

IRONWOOD MULTI-STRATEGY FUND LLC
(Name of Subject Company (Issuer))

IRONWOOD MULTI-STRATEGY FUND LLC
(Name of Filing Person(s) (Issuer))

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Nathan J. Greene Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022	Alison J. Sanger Chief Operating Officer, Chief Compliance Officer Ironwood Capital Management One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

August 28, 2015
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$105,524,344 (10% of 7/31/15 NAV) (a)	Amount of Filing Fee:	$12,261.93 (b)

(a)	Calculated as the estimated aggregate maximum purchase price for Units.

(b)	Calculated at $116.20 per 1,000,000 of the Transaction Valuation.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,261.93
Form or Registration No.: 005-85874
Filing Party: Ironwood Multi-Strategy Fund LLC
Date Filed: August 28, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This  final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on August 28, 2015 by Ironwood Multi-Strategy Fund LLC (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase Units of Limited Liability Company Interest  (“Units”) in the Fund in an aggregate amount up to 10% of the Units of the Fund outstanding as of December 31, 2015 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on August 28, 2015.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Units in the Fund (“Members”) that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Standard Time, on September 27, 2015.

2.   16,482.04 Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Units tendered pursuant to the Offer was calculated as of December 31, 2015 in the amount of $17,704,880.27.

4.  The payment of the purchase price of the Units or portions of Units tendered was paid in accordance with the terms of the Offer to each Member whose tender was accepted by the Fund. For Members who tendered less than 95% of their Units in the Fund, the Fund paid the Members 100% of the Members’ unaudited net asset value of the Units tendered, less any applicable Early Repurchase Fee. Cash payments in the amount of the unaudited net asset value of the Units tendered were wired to the account(s) designated by such Members in their Letters of Transmittal on or about January 27, 2016. For Members who tendered 95% or more of their Units in the Fund, the Fund paid the Members 95% of the Members’ unaudited net asset value of the Units tendered less the allocable portion of any Early Repurchase Fee on or about January 27, 2016 (the “Initial Payment”). The Fund will also pay the Members a payment (the “Subsequent Payment”) equal to the remaining 5% of the unaudited net asset value of the Units tendered and purchased as of December 31, 2015, less the allocable portion of any Early Repurchase Fee. The Subsequent Payment will be paid following the later of April 29, 2016 and any longer period the Board in its discretion deems necessary to protect the interests of the remaining Members. The Board, in its discretion, but giving due regard to the interests of the remaining Members, may determine to make the Subsequent Payment at an earlier date than that listed above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

IRONWOOD MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
	Name:	Jonathan Gans
	Title:	President, Chief Executive Officer

IRONWOOD CAPITAL MANAGEMENT CORPORATION
as investment adviser

By:	/s/ Jonathan Gans
	Name:	Jonathan Gans
	Title:	President, Chief Executive Officer

February 4, 2016